

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 29, 2010

Mr. Jonathan Hoenecke
Chief Financial Officer
Titanium Asset Management Corp.
777 E. Wisconsin Avenue
Milwaukee, WI 53202

> **RE:** **Form 10-K for the year ended December 31, 2008**
> **Forms 10-Q for the periods ended March 31, 2009, June 30, 2009 and**
> **September 30, 2009**
> **File No. 0-53352**

Dear Mr. Hoenecke:

We have reviewed your response letter dated March 26, 2010 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Critical Accounting Estimates, page 33

1. We have reviewed your response to prior comment 5 from our letter dated March 23, 2010. Please enhance your disclosure to reflect the information you provided us in your response letter. Specifically, please disclose the following in future filings:

- State your conclusion that you have one operating segment and discuss how you reached this conclusion based on the requirements of paragraph 10 of SFAS 131;
- Based on your conclusion that you have one operating segment, disclose that you have one reportable segment; and
- Disclose that you also have determined that you have only one reporting unit pursuant to SFAS 142. Please discuss that you have aggregated the four components into one reporting unit and disclose the reasons why you believe this is appropriate.

Please show us in your response letter what the revisions will look like.

* * * *

Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Edward Kelly, Staff Attorney, at (202) 551-3728 or, in his absence, Andrew Schoeffler, Staff Attorney, at (202) 551-3748 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief